NO ACT

12-22-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004154

Received SEC
FEB 17 2009
Washington, DC 20549

February 17, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-09

Allison C. Bell
Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.
201 St. Charles Avenue
New Orleans, LA 70170

Re: Pool Corporation
Incoming letter dated December 22, 2008

Dear Ms. Bell:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposals submitted to Pool by Guy P. Johnson. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

PROCESSED
MAR 02 2009
THOMSON REUTERS

Enclosures

cc: Guy P. Johnson

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pool Corporation
Incoming letter dated December 22, 2008

The first proposal relates to Pool's operations in Mexico. The second proposal requests that the board of directors undertake a strategic review of the company's foreign operations to determine whether to close some or all of the company's service centers located outside of the United States.

There appears to be some basis for your view that Pool may exclude the first proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if Pool omits the first proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which Pool relies.

There appears to be some basis for your view that Pool may exclude the second proposal under rule 14a-8(i)(7), as relating to Pool's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Pool omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the second proposal upon which Pool relies.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JONES WALKER

Allison C. Bell
Not admitted in Alabama
Direct Dial 504-582-8596
Direct Fax 504-589-8596
abell@joneswalker.com

December 22, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
BY EMAIL: shareholderproposals@sec.gov

RECEIVED
2008 DEC 23 PM 3:44
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Pool Corporation
Securities Exchange Act of 1934, Rule 14a-8
Exclusion of Shareholder Proposals Submitted by Guy P. Johnson

Ladies and Gentlemen:

On behalf of Pool Corporation, a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the United States Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, the Company excludes two shareholder proposals and supporting statements (the "Proposals") submitted by Guy P. Johnson (the "Proponent") from the Company's definitive proxy solicitation materials (the "2009 Proxy Materials") relating to its 2009 annual meeting of shareholders (the "2009 Annual Meeting"). The Proposals relate to implementing a strategic review of the Company's foreign operations.

In accordance with Rule 14a-8(j) of the Exchange Act, we have (i) enclosed six copies of this letter and its attachments; (ii) concurrently sent copies of this correspondence to the Proponent; and (iii) filed this letter with the Commission no later than 80 calendar days before the Company intends to file its 2009 Proxy Materials with the Commission.

Rule 14a-8(k) provides that shareholder proponents are required to send to companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE L.L.P.
201 ST. CHARLES AVENUE • NEW ORLEANS, LOUISIANA 70170-5100 • 504-582-8000 • FAX 504-582-8583 • E-MAIL info@joneswalker.com • www.joneswalker.com
BATON ROUGE HOUSTON LAFAYETTE MIAMI NEW ORLEANS WASHINGTON, D.C.

Introduction

As discussed below, the Company believes that the Proposals may be excluded from the 2009 Proxy Materials for the following principal reasons, each of which is discussed in more detail herein:

- The Proponent failed to adequately correct in a timely manner certain eligibility and procedural deficiencies relating to the July Proposal (as hereinafter defined) following the Company's timely written notification of those deficiencies, and therefore the Company may properly exclude the July Proposal from the 2009 Proxy Materials pursuant to Rule 14a-8(f) and Rule 14a-8(j).

- The November Proposal (as hereinafter defined) submitted by the Proponent is the second shareholder proposal submitted by the Proponent for consideration at the 2009 Annual Meeting, and therefore the Company may properly exclude the November Proposal from the 2009 Proxy Materials pursuant to Rule 14a-8(c) and Rule 4a-8(j).

- The Proposals deal with a matter relating to the Company's ordinary business operations, and therefore the Company may properly exclude the Proposals from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(j).

- The July Proposal pertains to an operating division of the Company which accounts for less than five percent of the Company's total assets, net earnings and gross sales for the most recent fiscal year and is otherwise not significantly related to the Company's business, and therefore the Company may properly exclude the July Proposal from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(5) and Rule 4a-(8)(j).

- The Proposals are materially vague and indefinite, and therefore the Company may exclude the Proposals from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(j).

Procedural History

On July 8, 2008, the Company received an email transmission from the Proponent, which included a shareholder proposal (the "July Proposal") and stated the Proponent's intent to have the July Proposal included in the Company's 2009 Proxy Materials and subjected to a shareholder vote at the 2009 Annual Meeting. The July Proposal sets forth that the Company's Mexican service center is a distraction to management, which the Company should either close or sell or, alternatively, if the Company deems appropriate, employ a consultant to undertake a review and recommendation concerning the Company's future operations in Mexico. The full text of the Proponent's July 8, 2008 e-mail, including the text of the July Proposal, is attached hereto as Exhibit A.

On July 17, 2008, the Company sent via e-mail and certified mail a response (the "July Response") to the Proponent's July 8, 2008 e-mail. The July Response identified the following deficiencies with respect to the July Proposal relating to procedural and eligibility requirements:

1. The July Proposal exceeded the 500-word limit for shareholder proposals and supporting statements contained in Rule 14a-8(d).

2. The Proponent had failed to prove his eligibility relating to his share ownership in accordance with Rule 14a-8(b). Specifically,

    - the Proponent was not the record holder of shares of the Company's common stock, and failed to provide any verification from the record holder of his securities as to the beneficial ownership of the Company's common stock; and

    - the Proponent failed to include a written statement regarding his intent to hold the securities through the date of the 2009 Annual Meeting.

The July Response indicated that the Proponent's response to the Company curing the eligibility and procedural deficiencies must be postmarked or transmitted electronically no later than 14 days following the Proponent's receipt of the July Response. The July Response was sent to the Proponent within the 14-calendar day period set forth in Rule 14a-8(f).

The July Response also indicated that notwithstanding a timely submission of a revised proposal that corrects the noted procedural deficiencies, the Company reserved the right to exclude the proposal for substantive reasons under Rule 14a-8(i).

On July 17, 2008, in response to the Company's July Response, the Proponent sent a second email transmission to the Company, which indicated his intention to remedy the procedural and eligibility deficiencies in the July Proposal and to submit another proposal at a future time.

Also on July 17, 2008, the Proponent sent a letter to a director of the Company expressing his frustration with the "one and done" Mexican strategy and stating that he had submitted a shareholder proposal in an effort to remedy the Mexican division's lackluster performance. The Proponent admitted the July Proposal contained "technical deficiencies" and stated that the deficiencies would "be cleared up."

The Proponent did not submit a revised proposal addressing and curing the deficiencies noted in the July Response within the required 14-calendar day period.

On November 22, 2008, the Proponent provided to the Company by e-mail a second shareholder proposal to be included in the Company's 2009 Proxy Materials (the "November Proposal"). The November Proposal calls for the Board of Directors of the Company to "undertake a strategic review of the company's foreign operations to determine whether to close some or all of Pool's service centers located outside of the United States." Included with the November Proposal were letters from the Proponent's brokers stating that the Proponent currently owns 1,500 shares of the

Company's common stock, but such letters did not demonstrate that the Proponent owned such shares *continuously* for one year prior to the date of the November Proposal. The Proponent did not include a written statement that he intends to own his shares through the date of the 2009 Annual Meeting. The full text of the Proponent's November 22, 2008 e-mail, including the text of the November Proposal and the broker letters, is attached hereto as Exhibit B.

On December 3, 2008, the Company sent via e-mail and certified mail a response (the "December Response") to the Proponent's November 22, 2008 e-mail. The December Response communicated that it was the position of the Company that the November Proposal is properly excludable from the Company's 2009 Proxy Materials under Rule 14a-8(c), and alternatively that the November Proposal, which is similar to the July Proposal, cannot now serve to remedy the procedural and eligibility deficiencies of the July Proposal because the 14 day period within which to remedy such deficiencies had passed.

Copies of the correspondence exchanged by the Company and the Proponent from July 8, 2008 until the date of this letter are attached hereto as Exhibit C.

The Company's Reasons for Exclusion of the Proposals

Procedural and Eligibility Bases for Exclusion

<u>July Proposal</u>

The Proponent failed to correct in a timely manner certain eligibility and procedural deficiencies with respect to the July Proposal following the Company's timely written notification of those deficiencies, and therefore the Company believes it may properly exclude the July Proposal from the 2009 Proxy Materials pursuant to Rules 14a-8(d) and Rule 14a-(f).

1. **The July Proposal Violates the 500-Word Limitation of Rule 14a-8(d).**

Rule 14a-8(d) states that a "proposal, including any accompanying supporting statement, may not exceed 500 words." The July Proposal, including its supporting statement, contained more than 600 words. The July Response, which was sent within 14 days of receipt of the July Proposal, explained (i) the requirement of Rule 14a-8(d) that a proposal and supporting statement not exceed 500 words, (ii) that the Proponent was required to submit a revised proposal that complied with the 500-word limitation, and (iii) that such revised proposal had to be postmarked or submitted electronically within 14 days of receipt of the July Response. Following the Company's July Response, the Proponent failed to timely revise the July Proposal to conform to the requirements of Rule 14a-8(d). This failure provides a basis for the exclusion of the July Proposal from the Company's 2009 Proxy Materials under Rule 14a-8(f). *See, e.g., The Proctor & Gamble Company* (July 29, 2008) (concurring that a proposal could be excluded because it exceeded 500 words); *Bank of America Corp.* (January 27, 2005) (concurring that a proposal could be excluded because it exceeded 500 words); *Agmen, Inc.* (January 12, 2004) (proponent was given the opportunity to reduce the length of a submission to 500 words but failed to do so, resulting in the exclusion of the proposal (reconsideration request denied, February 10, 2005).

In light of the foregoing no-action letters, we respectfully request that the Staff concur with the Company's position that it may exclude the July Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(d) and Rule 14a-8(f).

2. **The Proponent Failed to Demonstrate Proponent's Eligibility Under Rule 14a-8(b).**

Rule 14a-8(b) requires a proponent, at the time of submission of a proposal, to meet certain eligibility requirements, including a requirement that the proponent must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities for at least one year by the date of submission of the proposal. The proponent also must continue to hold those securities through the date of the shareholders meeting. Rule 14a-8(b) further requires that a proponent prove his or her eligibility to the company by submitting to the company either (i) a written statement from the "record" holder of the proponent's securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the proponent continuously held the securities for at least one year; or (ii) a copy of the Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments thereto, reflecting the proponent's ownership. Rule 14a-8(b) also requires a proponent to provide a written statement to the company that he or she intends to continue to hold the securities through the date of the shareholders meeting.

The Proponent did not provide the foregoing information at the time of the submission of the July Proposal. In the Company's July Response, the Company informed the Proponent that in order to be eligible to submit a proposal, the Proponent had to provide the Company with either (i) a written statement from the record holder of his securities, or (ii) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, or Form 5 evidencing his ownership of the Company's common stock, verifying that, at the time the proposal was submitted, he had continuously held for at least one year shares of the Company's common stock having a market value of at least $2,000. The July Response also asked the Proponent to include his own written statement that he intended to continue to hold his shares through the date of the 2009 Annual Meeting. The July Response expressly noted that the requested response would have to be received by the Company within 14 calendar days of the Proponent's receipt of the July Response. Following the Company's July Response, the Proponent failed to timely submit the documentary support and written statement required by Rule 14a-8(b). This failure provides a basis for the exclusion of the July Proposal from the Company's 2009 Proxy Materials under Rule 14a-8(f). *See generally, The Coca-Cola Company* (February 4, 2008); CSK Auto Corporation (January 29, 2007); *The Topps Company, Inc.* (April 3, 2006); *XM Satellite Radio Holdings Inc.* (March 28, 2006).

In light of the foregoing no-action letters, we respectfully request that the Staff concur with the Company's position that it may exclude the July Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-8(f).

<u>November Proposal</u>

1. **The November Proposal Violates Rule 14a-8(c).**

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. On November 22, 2008, the Proponent submitted a second shareholder proposal for inclusion in the Company's 2009 Proxy Materials. The Company believes that the November Proposal is a separate proposal from the July Proposal. Since the Proponent previously submitted a proposal for inclusion in the Company's 2009 proxy materials (the July Proposal) he is not eligible to submit a second proposal (the November Proposal) to the Company for consideration at the 2009 Annual Meeting pursuant to Rule 14a-8(c). While similar to the July Proposal, the November Proposal calls for the Company's Board of Directors to undertake a strategic review of the Company's foreign operations to determine whether to close or sell some or all of the Company's service centers located outside of the United States, where the focus of the July Proposal was strictly limited to the Company's Mexico operations. The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent submitted more than one proposal for a particular shareholder's meeting. *See e.g., General Electric Company* (January 10, 2008); *Downey Financial Corp.* (December 27, 2004); *Motorola, Inc.* (December 31, 2001).

In *Motorola*, the proponent submitted a shareholder proposal on July 23, 2001. The proponent failed to produce, within 14 days of receipt of Motorola's request, proof of minimum ownership requirement for the one-year period required by Rule 14a-8(b). On October 31, 2001, Motorola received a second submission from the proponent, which was substantially similar to the July proposal, although amended to provide for the company's compensation committee to make certain determinations. Included in the second submission was a statement from the proponent's broker establishing the ownership criteria and his intention to hold the Motorola securities through the date of the 2002 shareholders meeting. The Staff agreed with the company that the second submission was a different proposal from the July proposal and therefore could be omitted pursuant to Rule 14a-8(c). Similarly, in this case, since the Proponent previously submitted a proposal for the 2009 Annual Meeting, he is not eligible to submit a second proposal in which he addresses a broader concern for consideration at the 2009 Annual Meeting.

Alternatively, if the November Proposal is treated as a revision of the July Proposal, then it is the Company's position that it may be properly omitted pursuant to the procedural deficiencies of the July Proposal addressed above. The Proponent did not cure the procedural deficiencies of the July Proposal on a timely basis and should not be given a second opportunity to do so. In addition, the November Proposal contains its own eligibility deficiencies as noted under the heading "Procedural History" above – namely, the broker letters accompanying the November Proposal do not demonstrate that the Proponent owned shares of the Company's common stock *continuously* for one year prior to the date of the November Proposal, and the Proponent did not include a written statement that he intends to own his shares through the date of the 2009 Annual Meeting.

In light of the foregoing no-action letters, we respectfully request that the Staff concur with the Company's position that it may exclude the November Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(c) and Rule 14a-8(f).

Substantive Bases for Exclusion

1. The Proposals deal with a matter relating to the Company's ordinary business operations, and therefore the Company may properly exclude the Proposals from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(j).

Under Rule 14a-8(i)(7), a company may properly exclude a proposal pertaining to matters relating to the conduct of the company's ordinary business operations. As discussed herein, we believe that the July Proposal and the November Proposal are properly excludable because they pertain to matters relating to the Company's ordinary business operations –namely, the strategic management of the Company's foreign operations.

The July Proposal provides that the Company's Mexican service center essentially is a distraction to current management and should be closed or sold. In the alternative, if Company management disagrees with this course of action, the proposal alternately recommends that the Company engage the Tulane School of Business in association with the Burkenroad Stock Reports Institute (or another similar institution) to undertake a review and recommendation as to the future of [the Company's] operations in Mexico. Similarly, the November Proposal provides that the "Board of Directors undertake a strategic review of the company's foreign operations to determine whether to close some or all of [the Company's] service centers located outside of the United States."

In 1998, the Commission provided specific guidance on the policy rationale for the ordinary business exclusion under Rule 14a-8(i)(7) in Exchange Act Release No. 34-40018 (May 21, 1998). In the Release, the Commission observed that the underlying policy of the ordinary business exclusion is consistent with the policy of most state corporate laws: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The ordinary business rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976). The exclusion recognizes that management has special expertise and is more qualified than shareholders to make most business decisions. For these reasons, the ordinary business exclusion seeks to preserve the board's delegation to management of the power over day-to-day matters and recognizes that under most states' laws (including the laws of the State of Delaware under which the Company is incorporated) the opportunity for shareholder participation in corporate decision making is generally limited to extraordinary corporate transactions.

Accordingly, under current Staff application of Rule 14a-8(i)(7), a shareholder proposal may be excluded if it involves business matters that are non-extraordinary. The decision to undertake a strategic review of a company's foreign operations, and specifically the decision as to whether to close some or all of a company's foreign operations, especially in a case where a company's foreign operations do not represent a significant portion of a company's total business operations, is precisely the type of business decision that the ordinary business exclusion is intended to reserve for a company's management team and board of directors. The Company's foreign operations as a whole represent less than 10% of the Company's total consolidated asset balance as of December 31, 2007. If the Company's Board of Directors determined that it was in the best interests of the Company's shareholders to sell the Company's entire foreign operations, that decision would not require the approval of the Company's shareholders under the Company's Certificate of Incorporation or Bylaws or under Delaware law. Such approval would not be required because the sale of the Company's foreign operations would not be deemed an extraordinary corporate transaction. *See e.g., Peregrine Pharmaceuticals, Inc.* (July 31, 2007).

The nature of the Proposals also intrude upon ordinary business matters that are reserved for management and the board of directors under applicable corporate law. The Company is a Delaware corporation, and under the Delaware General Corporation Law ("DGCL"), the board of directors has the authority to conduct the ordinary business of the corporation. Pursuant to Section 141(a) of the DGCL, "the business and affairs of every corporation organized under the DGCL shall be managed by or under the direction of a board of directors, except as may be otherwise provided in the DGCL or in its certificate of incorporation." The Company's Certificate of Incorporation does not contain any limitations on the Board's authority to so manage the Company.

Furthermore, where a proposal relates to a board of directors' selection of business policies to enhance financial performance, the Staff has repeatedly taken the position that such proposals relate to ordinary business operations and are excludable under Rule 14a-8(i)(7). According to the Staff, "the determination of whether and what steps should be taken to enhance the financial performance of the company, including the sale of corporate assets" is a matter relating to the conduct of the company's ordinary business operations. *See e.g., Ohio Edison Co.* (February 3, 1989). In issuing no actions letters in this context, the Staff implicitly recognized that maximizing stockholder value implicates a myriad of ordinary business operations.

Finally, in numerous cases, the Staff has permitted the exclusion of proposals that sought to have the board of directors appoint a special committee or retain the services of an independent third party for the general purpose of exploring ways to enhance stockholder value, including the sale of the company or other extraordinary transactions. See, e.g., *First Charter Corp.* (Jan. 18, 2005); *Medallion Financial Corp.* (May 11, 2004); *BKF Capital Group, Inc.* (Feb. 27, 2004); *E*Trade Group, Inc.* (Oct. 31, 2000). In each of these cases, the consideration of alternatives to enhance or maximize shareholder value was found to involve ordinary business concerns that are incidental to a board's managerial powers and as such were excludable. In this case, ordinary business concerns are central to the Proposals. For example, with respect to the July Proposal, the Proponent contends that management should consider legal, logistical and cultural factors when evaluating the Mexican division's profitability. This kind of strategic evaluation is clearly within the unique purview of the board and managements' expertise to consider and perform.

On the basis of the foregoing, we respectfully request that the Staff concur with the Company's position that it may exclude the July Proposal and the November Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(i)(7).

2. The July Proposal relates to operations accounting for less than 5 percent of the Company's total assets, net earnings and gross sales at the end of the most recent fiscal year and is not otherwise significantly related to the Company's business. Therefore, the Company may exclude the July Proposal under Rule 14a-8(i)(5) and Rule 14a-8(j).

Under Rule 14a-8(i)(5), a company may properly exclude a proposal "[i]f the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." The Staff has on numerous occasions permitted the omission of shareholder proposals from proxy materials under Rule 14a-8(i)(5). *See, e.g. Merck & Co., Inc.* (January 4, 2006); *Lucent Technologies* (November 21, 2000). The July Proposal relates to the Company's Mexico service center operations. The Mexico service center operations represented less than 1 percent of the Company's total revenues and segment operating income for fiscal 2007, and less than 1 percent of the Company's total assets as of the end of that fiscal year. Consequently, the quantitative thresholds for excluding the July Proposal under Rule 14a-8(i)(5) have been satisfied. In fact, the Proponent states in the July Proposal that "if [the Company's Mexico operations are] of average profitability, then it represents approximately 1/281 of POOL's profits – or about one-third of one percent of POOL's profits."

According to the Company's Annual Report for 2007, its most recently completed fiscal year,

- Total assets were approximately $ 815 million
- Net income was approximately $ 69 million
- Gross sales were approximately $ 1.9 billion

Assuming average profitability across service centers, the Mexico service center operations represented approximately 0.35 percent of the Company's net income at the end of fiscal year 2007.

Moreover, the Mexico service center operations are not otherwise significantly related to the Company's business. The manner in which the Mexico service center is operated does not raise the types of economic, social, environmental or other broadly sensitive issues of the type that the Staff has found to be "significantly related" to a company's business as a whole. *See, e.g., Halliburton Company* (February 26, 2001) (conduct of operations in Burma). The operations of concern here, as well as of the July Proposal itself, are purely commercial in nature.

Since the Proposal relates to an operation that accounts for less than 5 percent of the Company's assets, net earnings and gross sales and is not otherwise significantly related to the Company's operations, we respectfully request that the Staff concur with the Company's position that it may exclude the July Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(i)(5).

3. The Proposals are Materially Vague and Indefinite and therefore may be excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-8(j).

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has recognized that a shareholder proposal may be excluded under Rule 14a-8(i)(3) if it is so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing a proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B Section B(4); *See e.g., The Proctor and Gamble Company* (July 29, 2008); *The Proctor and Gamble Company* (August 8, 2007); *Philadelphia Electric Company* (July 30, 1992). Such proposals are excludable because the actions taken by the company to implement such proposals could be significantly different from the actions envisioned by the shareholders voting on such proposals. *See e.g., Wendy's International, Inc.* (February 6, 1990). As drafted, it is unclear what the Company shareholders are being asked to vote on with respect to the Proposals. The July Proposal first calls for the Company's service center in Mexico to be closed or sold, but then provides that if management disagrees with the close or sale approach, then management should engage the Tulane University Business School to undertake a review of the Company's service centers in Mexico as part of a strategic consulting initiative. As drafted, no shareholder could be certain of what his or her vote would accomplish with respect to the July Proposal. A vote "FOR" the July Proposal could result in a closure, a sale, or an evaluation of the Company's Mexico operations. Certain shareholders may be under the impression that they are voting to close the Company's Mexico operations, while others may believe their vote is intended to direct a sale of the Company's Mexico operations. The November Proposal expands the scope of the requested action to include all of the Company's foreign operations and is similarly vague and unclear. Because the language of the July Proposal and the language of the November Proposal is vague and unclear, there can be no assurance that the Company's shareholders will share a common understanding of what a "FOR" vote will accomplish. Therefore, the Company would not be able to properly implement either Proposal because the approval of either Proposal by the shareholders would not provide the Company's Board of Directors with a clear mandate.

Based on the foregoing, the Company respectfully submits that the Proposals meet the standard for exclusion under Rule 14a-8(i)(3). On numerous occasions, the Staff has permitted the exclusion of shareholder proposals that included inconsistencies and ambiguities that were analogous to those presented by other proposals. For example, in *Sensar Corporation* (July 17, 2001), the Staff agreed with Sensar that it could rely on Rule 14a-8(i)(3) to exclude a shareholder proposal that proposed to allow stockholders to provide an advisory vote on compensation matters. The proposal in that letter provided that "the stockholders wish to express displeasure over the terms of the option on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the stockholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options."

Sensar argued that the proposal was materially misleading on the basis that a shareholder voting on the proposal would not be able to determine what measures Sensar would be required to take under the proposal if it were adopted. The Staff agreed and granted relief under Rule 14a-8(i)(3).

The Staff's position in *Sensar* is consistent with numerous other no-action letters which allowed the exclusion of proposals that were materially vague and indefinite. See, e.g., *Bank of America Corporation* (February 12, 2007) (granting relief under Rule 14a-8(i)(3) with regard to a proposal that the company "institute a policy of reducing investments of the Corporation by five percent annually until the such time as the State of Israel ceases its military, economic and other political attacks on the Palestinian Authority and League of Arab States."); *NSTAR* (January 5, 2007) (granting relief under Rule 14a-8(i)(3) with regard to a proposal that requested the company provide shareholders with "standards of record keeping of our financial records as stockholders and proxies and fiduciaries"); *American International Group, Inc.* (March 21, 2002) (granting relief under Rule 14a-8 (i)(3) with regard to a proposal that the company assemble a meeting of shareholders regarding matters described in the proposal); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal as vague and indefinite where the phrase "improved corporate governance" was undefined and supporting statement discussed a range of corporate governance issues without elaborating on which of those were a considered "improved corporate governance.")

As was the case in each of those no-action letters, neither the shareholders voting on the Proposals nor the Company in implementing the Proposals will be able to determine with any reasonable certainty exactly what actions or measures the Proposals require. Based on this possibility, we respectfully request that the Staff concur with the Company's position that it may exclude the July Proposal and the November Proposal from its 2009 Proxy Materials in reliance on Rule 14a-8(i)(3).

Conclusion

On the basis of the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposals from the Company's 2009 Proxy Materials. Should the Staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss that decision with the Staff.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (504) 582-8596.

Sincerely,

Allison C. Bell

Allison C. Bell
Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.
201 St. Charles Avenue, New Orleans, Louisiana 70170
Telephone: (504) 582-8596

ENCLOSURE

Exhibit A
Copy of the July Proposal

{N1915581.1}

This proposal was submitted by POOL shareholder Guy P Johnson.

RESOLVED: Since POOL has established only one (1) service center in Mexico and has no definite plans to build another service center in that country, this proposal suggests that the Mexican service center essentially is a distraction to current management and should be closed or sold. If POOL management disagrees with this course of action, this proposal alternately recommends that POOL engage the Tulane School of Business in association with the Burkenroad Stock Reports Institute (or another similar institution) to undertake a review and recommendation as to the future of Pool's operations in Mexico.

Supporting Statement:

Background: POOL entered the Mexican market in August 2003 when it acquired a service center called Mepasa Albercas (or "Mepasa") in Cuernevaca, Mexico.

Will POOL expand in Mexico?

According to personal correspondence with Craig Hubbard, "This has been one of our smaller acquisitions....While we only have one branch or warehouse in Mexico today, over the next three to five years we will probably add one to two more branches or service centers. While Mexico is a large country geographically, it is the lack of disposable income that prevents the building of more swimming pools and growth of the market."

From the above statement, I conclude that there are no **definite** plans to add even one more service center in the country over the next five years. I call this the 'one-and-done' Mexican Strategy.

Is Mexico profitable?

In personal correspondence, Mr. Hubbard indicated that the Mexican location is profitable but declined to give any specifics. Mr. Hubbard also declined to indicate whether legal, logistical and cultural expenses associated solely with the Mexican operation were included in the calculation of Mepasa's profitability or, alternately, were included in corporate overhead – thereby inflating the calculation of Mepasa's profitability. Therefore, the claim that Mepasa is profitable – while being technically correct – may be overstated.

Even if Mepasa is profitable, Mepasa probably is of little or no financial consequence to POOL. POOL had 281 service centers open at year-end of 2007. Therefore, if Mepasa is of average profitability, then it represents approximately 1/281th of POOL profits – or about one-third of one percent of POOL's profits.

My question to management is: Why bother with a sales operation in a foreign country when it counts for so little of the overall profitability of the company?

Management stumble - POOL's ill-timed expansion in 2006-2007!
In 2006 and 2007, POOL embarked upon an untimely expansion – opening 27 new sales centers. POOL's management embarked on this unprecedented expansion just as the sales of new pools were collapsing in our key markets of Florida, California, Nevada and Arizona. POOL's President, Manny Perez, summarized this expansion in a June 11, 2008 presentation sponsored by Piper Jaffray: "We obviously did it at the perfectly wrong time. We certainly could have deferred it for two or three years – if we knew what was going on..."

This expansion into the teeth of the collapse of the new pool construction shows that our management team makes mistakes – and perhaps our management team is making another mistake by tenaciously holding onto its 'one-and-done' strategy in Mexico.

Conclusion: Either 'Let it Go' or Let Burkenroad look at Mexico!
With regard to our Mexico operations: if there was an opportunity in Mexico, I presume our management would have expanded our Mexico operations in the go-go period of sales center expansion in 2006-07. Since that expansion bubble passed without any change to our 'one-and-done' Mexican operations, I say: 'Let it Go!' Let's not distract ourselves with an inconsequential endeavor.

However, stockholders might not being told the whole story about our Mexican operations. There may be 'competitive reasons' that we are content with a one-and-done sales center in Mexico – and these competitive reasons can't be shared with the general public.

Therefore, this resolution has an alternate proposal. If current POOL management continues to believe in the one-and-done Mexican strategy, this resolution asks POOL to engage the Tulane business school and its Burkenroad Stock Reports student staff to look into the Mexican operations and make a recommendation as to whether we should continue, expand or discontinue operations in Mexico. POOL has a long association with the distinguished Tulane Business School (located in New Orleans, LA) and its Burkenroad Stock Report Investment Conference (held yearly in New Orleans). Therefore, this analysis ought to be conducted expeditiously -- and among individuals who are very familiar with POOL's operations. However, if for some reason Tulane/Burkenroad is not able to accept this engagement, another vendor of similar qualifications and reputation should be identified to conduct this review.

-- End --

Exhibit B
Copy of the November Proposal

Letters from Proponent's brokers regarding proof of ownership received November 22, 2008

This proposal was submitted by POOL shareholder Guy P Johnson.

RESOLVED that the Board of Directors undertake a strategic review of the company's foreign operations to determine whether to close some or all of Pool's service centers located outside of the United States.

Supporting Statement:

Since foreign operations of POOL have not been a growth factor within the company, perhaps some or all of these foreign operations act as a distraction to the company and help explain the company's recent missteps on complimentary products and new service center openings. A strategic review of foreign operations by the Board would serve to re-focus the company's mission statement and determine whether POOL should focus on its US-based operations -- or continue on its current path of remaining a small US-based company with world-wide conglomerate aspirations. Furthermore, proceeds from a sale of all or part of foreign operations could be used to pay down debt and buttress the company's balance sheet during the current recession.

The 500-word limit imposed for this shareholder proposal does not permit me to consider all foreign operations - so let's focus on POOL's one service center in Mexico as an example of a perhaps haphazard and ill-conceived foreign expansion strategy.

POOL established its one Mexican service center in 2003 and – five years later - POOL has no definite plans to build another service center in that country. This "one-and-done" Mexican strategy suggests that the Mexican service center essentially is a distraction to the company and should be considered as a candidate for closure or for sale.

Is Pool's Mexican operation profitable? Although management contends it is profitable, management declined to indicate whether legal, logistical and cultural expenses associated solely with the Mexican operation were included in the profitability calculation or, alternately, were included in corporate overhead – thereby inflating its calculation of profitability. Even if Mexico is profitable, it certainly is of little financial consequence to POOL. POOL had 281 service centers open at 2007 year-end and if Mexico is of average profitability, then it represents $1/281^{th}$ of POOL profits – or about one-third of one percent of POOL's profits. Why bother with an operation in a foreign country when it counts for so little of our overall profitability?

Management stumble: In 2006 and 2007, POOL embarked upon an untimely expansion – opening 27 new sales centers. POOL embarked on this unprecedented expansion just as the sales of new pools were collapsing in our key markets of Florida, California, Nevada and Arizona. POOL's President, Manny Perez, summarized this expansion in a June 11, 2008 Piper Jaffray presentation:

> "We obviously did it at the perfectly wrong time. We certainly could have deferred it for two or three years – if we knew what was going on..."

This expansion into the teeth of the collapse of the new pool construction market shows that our company makes mistakes – and perhaps our company needs to re-focus on its core US operations – rather than pursue ill-fated 'one-and-done' strategies such as our Mexican operation.

-- End --

SCHWAB

Client Phone Services
12115 Visionary Way, Fishers, IN 46038

November 12, 2008

Guy Persac Johnson

*** FISMA & OMB Memorandum M-07-16 ***

RE: *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Johnson:

Per your request, this letter is to confirm that you currently own 1,500 shares of Pool Corporation (POOL.) These shares were transferred into the above referenced account on April 24, 2008.

We appreciate the opportunity to serve you. Please contact us if there are any questions or concerns at 1-800-435-4000.

Sincerely,

Elizabeth Findlay
Charles Schwab & Co. Inc.

Cc: file

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This report is for informational purposes only. This information is not intended to replace the information found on your account statements. This information is not intended to be a substitute for specific individualized tax, legal or investment planning advice. Where specific advice is necessary or appropriate, Schwab recommends consultation with a qualified tax advisor, CPA, Financial Planner or Investment Manager.

Vanguard

P.O. Box 1170
Valley Forge, PA 19482-1170

www.vanguard.com

November 11, 2008

GUY JOHNSON

*** FISMA & OMB Memorandum M-07-16 ***

RE: POOL Corp Holding

To Whom It May Concern:

Thank you for contacting Vanguard Brokerage Services® (VBS®).

Guy P Johnson purchased POOL Corp (POOL) on November 2, 2007 and transferred the holding to Charles Schwab on April 24, 2008.

If you have any questions, please call VBS® Client Services at 1-800-992-8327. One of our associates will be pleased to assist you.

Sincerely,

VBS Client Services®

ARC/SS

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit C

Correspondence between the Company and Proponent

Email from Proponent to the Company dated July 8, 2008

----- Original Message -----
From: Guy Johnson *** FISMA & OMB Memorandum M-07-16 ***
To: NEIL, JENN
Sent: Tue Jul 08 11:55:34 2008
Subject: Re: FW: Mexico Branch of POOL

Ms. Neil,

According to the information provided in your email of Mar 31, I am submitting the attached shareholder resolution for consideration at POOL's 2009 annual meeting.

I will await your review of the attached proposal for any procedural or eligibility deficiencies.

Sincerely,

Guy P Johnson

Letter from the Company to Proponent
Acknowledging Receipt of July Proposal July 17, 2008

POOLCORP™

July 17, 2008

Mr. Guy P. Johnson .
VIA E-mail and Certified Mail

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Johnson:

This will acknowledge Pool Corporation's receipt of a stockholder proposal submitted by you for inclusion in our 2009 proxy statement. The rules of the Securities and Exchange Commission (the "SEC") require that we notify the proponent of a stockholder proposal of any procedural or eligibility deficiencies concerning the proposal. Accordingly, we hereby advise you of the following deficiencies which must be remedied.

First, a stockholder proposal and supporting statement may not exceed 500 words (Please refer to SEC Rule 14a-8, Question 4). The proposal and supporting statement submitted by you contains greater than 500 words. To be considered, you must resubmit your proposal and supporting statement using no more than 500 words.

Second, you do not appear to be a holder of record of Pool Corporation common stock. Thus, please provide us with either (i) a written statement from the record holder of your securities (usually a broker or bank), or (ii) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, or Form 5 evidencing your ownership of Pool Corporation common stock, verifying that, at the time the proposal was submitted, you had continuously held for at least one year shares of Pool Corporation common stock having a market value of at least $2,000. (Please refer to SEC Rule 14a-8, Question 2). You must also submit a written statement that you intend to continue to hold such securities through the date of our 2009 annual meeting of stockholders.

Your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter, or your proposal will be excluded from Pool Corporation's 2009 proxy statement. (Please refer to SEC Rule 14a-8, Question 6). Note that a timely submission of a revised proposal will not necessarily insure its inclusion in our 2009 proxy statement, as we reserve the right to exclude the proposal based on procedural deficiencies in any revised proposal that may be submitted.

Notwithstanding your timely submission of a revised proposal that corrects the procedural deficiencies noted above, we also reserve the right to exclude the proposal for substantive reasons. We have reviewed the SEC's substantive qualifications for inclusion of your proposal in our proxy materials and believe that we can properly exclude your proposal because (i) the proposal relates to operations of Pool Corporation which account for less than 5% of Pool Corporation's total assets (Please refer to SEC Rule 14a-8, Question 9, subpart (5)) and (ii) the proposal relates to Pool Corporation's ordinary business operations (Please refer to SEC Rule 14a-8, Question 9, subpart (7)).

Sincerely,

Jennifer M. Neil
Secretary and General Counsel

Johnson's Email Response
to Company's Initial Response Dated July 17, 2008

{N1915581.1}

From: Guy Johnson *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, July 17, 2008 10:45 AM
To: NEIL, JENN
Subject: Re: Johnson Shareholder Proposal

Ms. Neil,

I have received your email of Jul 17 2008 noting the deficiencies in my shareholder proposal. I intend to remedy these deficiencies and I will submit an entirely new proposal (or proposals) at a future time.

In the meantime, you may want to read the following. I mentioned that I am a shareholder in Berkshire Hathaway to Mark Joslin - who called me yesterday to shoot the breeze. Warren Buffett runs a company that tries to treat its shareholders as partners in the business -- and this concept is the first principle enumerated in his "owner's manual" for Berkshire stockholders:

OWNER-RELATED BUSINESS PRINCIPLES

At the time of the Blue Chip merger in 1983, I set down 13 owner-related business principles that I thought would help new shareholders understand our managerial approach. As is appropriate for "principles," all 13 remain alive and well today, and they are stated here in italics.

1. ***Although our form is corporate, our attitude is partnership. Charlie Munger and I think of our shareholders as owner-partners, and of ourselves as managing partners. (Because of the size of our shareholdings we are also, for better or worse, controlling partners.) We do not view the company itself as the ultimate owner of our business assets but instead view the company as a conduit through which our shareholders own the assets.***

Charlie and I hope that you do not think of yourself as merely owning a piece of paper whose price wiggles around daily and that is a candidate for sale when some economic or political event makes you nervous. We hope you instead visualize yourself as a part owner of a business that you expect to stay with indefinitely, much as you might if you owned a farm or apartment house in partnership with members of your family. For our part, we do not view Berkshire shareholders as faceless members of an ever-shifting crowd, but rather as co-venturers who have entrusted their funds to us for what may well turn out to be the remainder of their lives.

The evidence suggests that most Berkshire shareholders have indeed embraced this long-term partnership concept. The annual percentage turnover in Berkshire's shares is a small fraction of that occurring in the stocks of other major American corporations, even when the shares I own are excluded from the calculation.

In effect, our shareholders behave in respect to their Berkshire stock much as Berkshire itself behaves in respect to companies in which it has an investment. As owners of, say, Coca-Cola or American Express shares, we think of Berkshire as being a non-managing partner in two extraordinary businesses, in which we measure our success by the long-term progress of the companies rather than by the month-to-month movements of their stocks. In fact, we would not care in the least if several years went by in which there was no trading, or quotation of prices, in the stocks of those companies. If we have good long-term expectations, short-term price changes are

meaningless for us except to the extent they offer us an opportunity to increase our ownership at an attractive price.

Sincerely,

Guy Johnson

On Thu, Jul 17, 2008 at 8:43 AM, NEIL, JENN <JENNIFER.NEIL@poolcorp.com> wrote:

Mr. Johnson,

Please see the attached correspondence concerning your proposal submitted to us on July 8, 2008.

Sincerely,

Jennifer Neil

This email and any files transmitted with it are confidential and intended solely for the use of the individual or entity to whom they are addressed. If you have received this email in error please notify the system manager. This message contains confidential information and is intended only for the individual named. If you are not the named addressee you should not disseminate, distribute or copy this e-mail.

This email and any files transmitted with it are confidential and intended solely for the use of the individual or entity to whom they are addressed. If you have received this email in error please notify the system manager. This message contains confidential information and is intended only for the individual named. If you are not the named addressee you should not disseminate, distribute or copy this e-mail.

Proponent's Letter
to a Pool Director dated July 17, 2008

Guy P Johnson

*** FISMA & OMB Memorandum M-07-16 ***

July 17, 2008

Andrew W. Code
Director, Pool Corporation
10 South Wacker Dr
Suite 3175
Chicago, IL 60606

Mr. Code:

I am a long-time POOL shareholder who was dismayed by our company's recent performance – so I thought 'what could I do?' to help my company do better in the future.

Very quickly – I thought our biggest problem was the disastrous decision to expand the number of sales centers in 2006-07 and I thought our management should refocus its energies on our core business. Quite frankly, I thought our foreign sales centers – particularly our lone operation in Mexico – were a distraction.

Therefore, I drafted the attached shareholder resolution (actually I contacted management with my concerns and was rebuffed with frivolous defenses of its Mexican one-and-done business strategy – so I wrote the shareholder resolution). This resolution has some technical deficiencies (which will be cleared up), but I wanted to bring this issue up with a board member now in hopes of getting your attention.

So you don't have to waste time investigating "who is this person writing me?" – Let it be known that I am a very minor shareholder (3,500 shares) who has no contacts with important or influential members of POOL's management. I am – in the words of Emily Dickinson – a nobody! I have never penned a shareholder resolution before – and probably would abandon my efforts if I could get some sincere feedback from the company on this issue.

Best wishes,

Guy Johnson

This proposal was submitted by POOL shareholder Guy P Johnson.

RESOLVED: Since POOL has established only one (1) service center in Mexico and has no definite plans to build another service center in that country, this proposal suggests that the Mexican service center essentially is a distraction to current management and should be closed or sold. If POOL management disagrees with this course of action, this proposal alternately recommends that POOL engage the Tulane School of Business in association with the Burkenroad Stock Reports Institute (or another similar institution) to undertake a review and recommendation as to the future of Pool's operations in Mexico.

Supporting Statement:

Background: POOL entered the Mexican market in August 2003 when it acquired a service center called Mepasa Albercas (or "Mepasa") in Cuernevaca, Mexico.

Will POOL expand in Mexico?

According to personal correspondence with Craig Hubbard, "This has been one of our smaller acquisitions.... While we only have one branch or warehouse in Mexico today, over the next three to five years we will probably add one to two more branches or service centers. While Mexico is a large country geographically, it is the lack of disposable income that prevents the building of more swimming pools and growth of the market."

From the above statement, I conclude that there are no definite plans to add even one more service center in the country over the next five years. I call this the 'one-and-done' Mexican Strategy.

Is Mexico profitable?

In personal correspondence, Mr. Hubbard indicated that the Mexican location is profitable but declined to give any specifics. Mr. Hubbard also declined to indicate whether legal, logistical and cultural expenses associated solely with the Mexican operation were included in the calculation of Mepasa's profitability or, alternately, were included in corporate overhead – thereby inflating the calculation of Mepasa's profitability. Therefore, the claim that Mepasa is profitable – while being technically correct – may be overstated.

Even if Mepasa is profitable, Mepasa probably is of little or no financial consequence to POOL. POOL had 281 service centers open at year-end of 2007. Therefore, if Mepasa is of average profitability, then it represents approximately 1/281th of POOL profits – or about one-third of one percent of POOL's profits.

My question to management is: Why bother with a sales operation in a foreign country when it counts for so little of the overall profitability of the company?

Management stumble - POOL's ill-timed expansion in 2006-2007!

In 2006 and 2007, POOL embarked upon an untimely expansion – opening 27 new sales centers. POOL's management embarked on this unprecedented expansion just as the sales of new pools were collapsing in our key markets of Florida, California, Nevada and Arizona. POOL's President, Manny Perez, summarized this expansion in a June 11, 2008 presentation sponsored by Piper Jaffray: "We obviously did it at the perfectly wrong time. We certainly could have deferred it for two or three years – if we knew what was going on..."

This expansion into the teeth of the collapse of the new pool construction shows that our management team makes mistakes – and perhaps our management team is making another mistake by tenaciously holding onto its 'one-and-done' strategy in Mexico.

Conclusion: Either 'Let it Go' or Let Burkenroad look at Mexico!

With regard to our Mexico operations: if there was an opportunity in Mexico, I presume our management would have expanded our Mexico operations in the go-go period of sales center expansion in 2006-07. Since that expansion bubble passed without any change to our 'one-and-done' Mexican operations, I say: 'Let it Go!' Let's not distract ourselves with an inconsequential endeavor.

However, stockholders might not being told the whole story about our Mexican operations. There may be 'competitive reasons' that we are content with a one-and-done sales center in Mexico – and these competitive reasons can't be shared with the general public.

Therefore, this resolution has an alternate proposal. If current POOL management continues to believe in the one-and-done Mexican strategy, this resolution asks POOL to engage the Tulane business school and its Burkenroad Stock Reports student staff to look into the Mexican operations and make a recommendation as to whether we should continue, expand or discontinue operations in Mexico. POOL has a long association with the distinguished Tulane Business School (located in New Orleans, LA) and its Burkenroad Stock Report Investment Conference (held yearly in New Orleans). Therefore, this analysis ought to be conducted expeditiously – and among individuals who are very familiar with POOL's operations. However, if for some reason Tulane/Burkenroad is not able to accept this engagement, another vendor of similar qualifications and reputation should be identified to conduct this review.

-- End --

Proponent's email submitting
November Proposal dated November 22, 2008

{N1915581.1}

----- Original Message -----
From: Guy Johnson** FISMA & OMB Memorandum M-07-16 ***
To: NEIL, JENN
Sent: Sat Nov 22 22:23:44 2008
Subject: Re: FW: Mexico Branch of POOL

Ms. Neil,

I am submitting the attached shareholder resolution for consideration at POOL's 2009 annual meeting.

Also attached are letters documenting my ownership of 1,500 POOL shares since November 2, 2007.

I will await your review of the attached proposal for any procedural or eligibility deficiencies.

Guy P Johnson

E-mail from Management to Proponent acknowledging receipt of November submission dated December 1, 2008

From: HUBBARD, CRAIG
Sent: Monday, December 01, 2008 8:27 AM
To: Guy Johnson; SMITH, MELISSA
Cc: NEIL, JENN
Subject: RE: FW: Mexico Branch of POOL

Mr. Johnson,

I have received your proposal and forwarded it on to Ms. Neil, General Counsel and Corporate Secretary.

Regards,

Craig Hubbard
Pool Corporaton
109 Northpark Blvd., 2nd Floor
Covington, LA 70433
(985) 801-5117

Letter acknowledging Company's receipt of November Proposal dated December 3, 2008

≋POOLCORP

December 3, 2008

Mr. Guy P. Johnson
VIA E-mail and Certified Mail

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Johnson:

This will acknowledge Pool Corporation's receipt of a stockholder proposal submitted by you on November 22, 2008 (the "November Proposal") for inclusion in our 2009 proxy statement. We hereby advise you of the following deficiencies concerning the proposal.

First, in order to be eligible to submit a proposal, you must provide evidence that you have continuously held for at least one year shares of Pool Corporation common stock having a market value of at least $2,000. (Please refer to SEC Rule 14a-8, Question 2). You provided us with copies of letters from Vanguard and Charles Schwab as proof of your ownership of 1,500 shares of Pool Corporation common stock. The letter from Vanguard states that you purchased shares of Pool Corporation common stock on November 2, 2007 and transferred such shares to Charles Schwab on April 28, 2008. The Vanguard letter does not state the number of shares that you purchased on November 2, 2007. The letter from Charles Schwab states that 1,500 shares of Pool Corporation common stock were transferred to your account with Charles Schwab on April 28, 2008 and that you currently own such shares. The letters do not demonstrate that you <u>continuously</u> held the requisite amount of Pool Corporation common stock for the entirety of the one year prior to submitting the November Proposal. Second, you are required to submit a written statement that you intend to continue to hold such securities through the date of our 2009 annual meeting of stockholders. (Please refer to SEC Rule 14a-8, Question 2).

Under Rule 14a-8, stockholders are afforded an opportunity to correct procedural deficiencies of the nature outlined above by providing a response to the company, postmarked, or transmitted electronically no later than 14 days from the date of receipt of notice of such deficiencies. (Please refer to SEC Rule 14a-8, Question 6).

Your November Proposal is substantively similar to a stockholder proposal that you submitted to Pool Corporation on July 8, 2008 (the "July Proposal") and appears to serve as a revision to the July Proposal intended to cure certain procedural and eligibility defects to the July Proposal that Pool Corporation identified in a letter to you dated July 17, 2008 (the "July Letter"). For your reference, we have attached the July Letter to this letter as Exhibit A. In the July Letter, we identified certain deficiencies that, under SEC Rule 14a-8, were required to be remedied by you within 14 days of receiving the July

Letter. The 14 day period referenced in the July Letter passed without the deficiencies being cured. It is our position that the November Proposal cannot now serve to attempt to cure the deficiencies in the July Proposal and that the July Proposal and the November Proposal may be properly excluded from Pool Corporation's 2009 proxy statement (Please refer to SEC Rule 14a-8(f), Question 6). Moreover, if you maintain that the November Proposal is an entirely new stockholder proposal, the November Proposal may be properly excluded from Pool Corporation's 2009 proxy statement because a stockholder may submit no more than one proposal to a company for a particular shareholders' meeting (Please refer to SEC Rule 14a-8(c), Question 3).

We have also reviewed the SEC's substantive qualifications for inclusion of both the July Proposal and the November Proposal in our proxy materials and believe that we can properly exclude the proposals because, among other reasons, (i) the July Proposal relates to operations of Pool Corporation which account for less than 5% of Pool Corporation's total assets (Please refer to SEC Rule 14a-8, Question 9, subpart (5)) and (ii) the proposals relate to Pool Corporation's ordinary business operations (Please refer to SEC Rule 14a-8, Question 9, subpart (7)).

Sincerely,

Jennifer M. Neil
Secretary and General Counsel

Proponent's Response Email to December 3, 2008 letter dated December 5, 2008

----- Original Message -----
From: Guy Johnson *** FISMA & OMB Memorandum M-07-16 ***
To: NEIL, JENN
Cc: HUBBARD, CRAIG
Sent: Fri Dec 05 14:23:20 2008
Subject: Re: Johnson Shareholder Proposal

Ms. Neil,

I have received your email of 12/3 and am very disappointed in your decision.

However, I respectfully request that you reconsider your decision. As reproduced below, I wrote you on Jul 17 2008 and clearly indicated my intention to submit "an entirely new proposal (or proposals) at a future time." Since you knew that I was not allowed to submit an entirely new proposal, my position is that you were under an obligation to "note the deficiencies" in my plan as communicated to you on July 17. If you would have noted my deficiencies in July (as I believe is your obligation under SEC rules), I would not have waited until November to resubmit my shareholder proposal.

For the above reasons, I ask that you accept my November shareholder submission - subject to the curative measures communicated about ownership of shares.

Sincerely,

Guy P Johnson

<u>Company Response Email dated December 10, 2008</u>

From: NEIL, JENN [mailto:JENNIFER.NEIL@poolcorp.com]
Sent: Wednesday, December 10, 2008 5:07 PM
To: Guy Johnson
Subject: RE: Johnson Shareholder Proposal

Mr. Johnson:

It continues to be Pool Corporation's position that your shareholder proposals are properly excludable from our 2009 proxy materials under Rule 14a-8 of the Securities Exchange Act of 1934. In a letter dated July 17, 2008, we provided specific instructions as to how you could cure the procedural and eligibility deficiencies in your stockholder proposal submitted to the company by you on July 8, 2008. The SEC has permitted companies to exclude a proposal if a shareholder fails to respond to a notice of procedural and eligibility deficiencies within 14 calendar days of receiving the notice of defects or the shareholder timely responds but does not cure the procedural or eligibility defects. We believe that our communications with you have at all times complied with Rule 14a-8 of the Securities Exchange Act of 1934.

Sincerely,

Jennifer Neil

END